The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3) and Registration No. 333-173337 Subject to Completion, dated October 1, 2012

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 25, 2011)

Genesis Energy, L.P.

6,000,000 Common Units

Representing Limited Partner Interests

The selling unitholders are selling 6,000,000 common units representing limited partner interests in Genesis Energy, L.P. We will not receive any proceeds from the sale of the common units held by the selling unitholders.

Our common units trade on the New York Stock Exchange under the symbol “GEL.” The last reported trading price of our common units on September 28, 2012 was $33.63. Unless the context otherwise requires, references to common units in this prospectus supplement refer to Common Units – Class A under our partnership agreement.

Investing in our common units involves risks. Read “Risk Factors” beginning on page S-7 of this prospectus supplement and beginning on page 2 of the accompanying prospectus.

	Per Common Unit	Total
Price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds to the selling unitholders (before expenses)	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

Barclays expects to deliver the common units on or about October 5, 2012.

Sole Book-Running Manager

Barclays

Prospectus Supplement dated October , 2012.

PROSPECTUS SUPPLEMENT

S-i

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus and any free writing prospectus prepared by or on behalf of us relating to this offering of common units. None of Genesis Energy, L.P., the selling unitholders or the underwriter have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. The selling unitholders are offering to sell the common units, and seeking offers to buy the common units, only in jurisdictions where offers and sales are permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or any free writing prospectus is accurate as of any date other than the dates shown in these documents or that any information we have incorporated by reference herein is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

None of Genesis Energy, L.P., the selling unitholders, the underwriter or any of their respective representatives is making any representation to you regarding the legality of an investment in our common units by you under applicable laws. You should consult your own legal, tax and business advisors regarding an investment in our common units. Information in this prospectus supplement and the accompanying prospectus is not legal, tax or business advice to any prospective investor.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common units. The second part is the base prospectus, which gives more general information, some of which may not apply to this offering of common units. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. If the information about the common unit offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Please read “Where You Can Find More Information” on page S-23 of this prospectus supplement.

S-ii

SUMMARY

This summary highlights information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. It does not contain all the information that may be important to you or that you may wish to consider before making an investment decision. You should read carefully the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer for a more complete understanding of our business and the terms of this offering, as well as the tax and other considerations that are important to you in making your investment decision. Please read “Risk Factors” beginning on page S-7 of this prospectus supplement and beginning on page 2 of the accompanying prospectus for information regarding risks you should consider before investing in our common units.

Unless the context otherwise requires, references in this prospectus supplement to “Genesis Energy, L.P.,” “Genesis,” “we,” “our,” “us” or like terms refer to Genesis Energy, L.P. and its operating subsidiaries; “our general partner” refers to Genesis Energy, LLC, the general partner of Genesis; “CO2” means carbon dioxide; and “NaHS,” which is commonly pronounced as “nash,” means sodium hydrosulfide.

Our Company

We are a growth-oriented master limited partnership focused on the midstream segment of the oil and gas industry in the Gulf Coast region of the United States, primarily Texas, Louisiana, Arkansas, Mississippi, Alabama, Florida and in the Gulf of Mexico. Formed in Delaware in 1996, our common units are traded on the New York Stock Exchange under the ticker symbol “GEL.”

We have a diverse portfolio of customers, operations and assets, including pipelines, refinery-related plants, storage tanks and terminals, barges and trucks. We provide an integrated suite of services to oil producers, refineries, and industrial and commercial enterprises that use NaHS and caustic soda. Our business activities are primarily focused on providing services around and within refinery complexes. Upstream of the refineries, we provide gathering and transportation of crude oil. Within the refineries, we provide services to assist in their sulfur balancing requirements. Downstream of refineries, we provide transportation services as well as market outlets for their finished refined products. Substantially all of our revenues are derived from providing services to integrated oil companies, large independent oil and gas or refinery companies, and large industrial and commercial enterprises.

We conduct our operations and own our operating assets through subsidiaries and joint ventures. Our general partner, a wholly owned subsidiary that owns a non-economic general partner interest in us, has sole responsibility for conducting our business and managing our operations. Since our acquisition of all of the equity interests in our general partner in December 2010, our outstanding common units (including our Class B Units) and Waiver Units representing limited partner interests constitute all of the economic equity interests in us.

We manage our businesses through three divisions that constitute our reportable segments:

Pipeline Transportation

We own interests in approximately 1,500 miles of crude oil pipelines located in the Gulf Coast region of the United States. We also own two CO2 pipelines. Our pipelines generate cash flows from fees charged to customers or substantially similar arrangements that otherwise limit our exposure to changes in commodity prices.

We own interests in three onshore crude oil pipeline systems, with approximately 460 miles of pipe, located primarily in Alabama, Florida, Mississippi and Texas. The FERC regulates the rates charged by two of our onshore systems to their customers. The rates for the onshore pipeline located in Texas are regulated by the

Railroad Commission of Texas. We also own interests in various offshore crude oil pipeline systems, with approximately 1,050 miles of pipe and an aggregate design capacity of approximately 1.4 million barrels per day, located offshore in the Gulf of Mexico, a producing region representing approximately 30% of the crude oil production in the United States during each of 2011, 2010 and 2009. By way of example, we own a 28% interest in the Poseidon pipeline system and a 50% interest in the Cameron Highway pipeline system, which is the largest crude oil pipeline (in terms of both length and design capacity) located in the Gulf of Mexico.

We own interests in two CO2 pipelines with approximately 270 miles of pipe. We have leased our NEJD Pipeline, comprised of 183 miles of pipe, to an affiliate of a large, independent oil company through 2028. That company also has the exclusive right to use our Free State Pipeline, comprised of 86 miles of pipe, pursuant to a transportation agreement that expires in 2028. We receive a fixed quarterly payment under the NEJD Pipeline arrangement. Payments on the Free State Pipeline are dependent on throughput.

Refinery Services

We primarily (i) provide services to nine refining operations located primarily in Texas, Louisiana, Arkansas and Utah; (ii) operate significant storage and transportation assets in relation to those services; and (iii) sell NaHS and caustic soda to large industrial and commercial companies. Our refinery services primarily involve processing refiners’ high sulfur (or “sour”) gas streams to remove the sulfur. Our refinery services footprint also includes terminals, and we utilize railcars, ships, barges and trucks to transport product. Our refinery services contracts are typically long-term in nature and have an average remaining term of four years. NaHS is a by-product derived from our refinery services process, and it constitutes the sole consideration we receive for these services. A majority of the NaHS we receive is sourced from refineries owned and operated by large companies, including ConocoPhillips, CITGO, Holly Frontier and Ergon. We sell our NaHS to customers in a variety of industries, with the largest customers involved in mining of base metals, primarily copper and molybdenum, and the production of pulp and paper. We believe we are one of the largest marketers of NaHS in North and South America.

Supply and Logistics

We provide supply and logistics services primarily to Gulf Coast oil and gas producers and refineries through a combination of purchasing, transporting, storing, blending and marketing of crude oil and refined products (primarily fuel oil, asphalt, and other heavy refined products). In connection with these services, we utilize our portfolio of logistical assets consisting of trucks, terminals, pipelines and barges. We have access to a suite of more than 250 trucks, 350 trailers, and terminal and tankage with 1.5 million barrels of storage capacity in multiple locations along the Gulf Coast as well as capacity associated with our three common carrier crude oil pipelines. Our marine operations include access to 50 barges, with a combined transportation capacity of 1.5 million barrels of heavy refined products, including asphalt, and 22 push/tow boats. Approximately half of our barges would be capable of transporting crude oil if we were to make minor modifications. Usually, our supply and logistics segment experiences limited commodity price risk because it utilizes back-to-back purchases and sales, matching sale and purchase volumes on a monthly basis. Unsold volumes are hedged with NYMEX derivatives to offset the remaining price risk. On a smaller scale, we also provide CO2 and certain other industrial gases and related services to industrial and commercial enterprises.

Our Objectives and Strategies

Our primary business objectives are to generate stable cash flows that allow us to make quarterly cash distributions to our unitholders and to increase those distributions over time. We plan to achieve those objectives by executing the following business and financial strategies.

Business Strategy

Our primary business strategy is to provide an integrated suite of services to oil and gas producers, refineries and other customers. Successfully executing this strategy should enable us to generate and grow sustainable cash flows. We intend to develop our business by:

•	Identifying and exploiting incremental profit opportunities, including cost synergies, across an increasingly integrated footprint;

•	Optimizing our existing assets and creating synergies through additional commercial and operating advancement;

•	Leveraging customer relationships across business segments;

•	Attracting new customers and expanding our scope of services offered to existing customers;

•	Expanding the geographic reach of our refinery services and supply and logistics segments;

•	Economically expanding our pipeline and terminal operations;

•	Evaluating internal and third party growth opportunities (including asset and business acquisitions) that leverage our core competencies and strengths and further integrate our businesses; and

•	Focusing on health, safety and environmental stewardship.

Financial Strategy

We believe that preserving financial flexibility is an important factor in our overall strategy and success. Over the long-term, we intend to:

•	Increase the relative contribution of recurring and throughput-based revenues, emphasizing longer-term contractual arrangements;

•	Prudently manage our limited commodity price risks;

•	Maintain a sound, disciplined capital structure; and

•	Create strategic arrangements and share capital costs and risks through joint ventures and strategic alliances.

Our Competitive Strengths

We believe we are well positioned to execute our strategies and ultimately achieve our objectives due primarily to the following competitive strengths:

•

Our businesses encompass a balanced, diversified portfolio of customers, operations and assets. We operate three business segments and own and operate assets that enable us to provide a number of services to oil and CO2 producers; refinery owners; industrial and commercial enterprises that use NaHS and caustic soda; and businesses that use CO2 and other industrial gases. Our business lines complement each other by allowing us to offer an integrated suite of services to common customers across segments.

•

Through our NaHS sales, we have indirect exposure to fast-growing, developing economies outside of the U.S. We sell NaHS to the mining and pulp and paper industries. Copper and other mined materials as well as paper products are sold in the global market.

•

We have lower commodity price risk exposure. The volumes of crude oil, refined products or intermediate feedstocks that we purchase are either subject to back-to-back sales contracts or are hedged with NYMEX derivatives to limit our exposure to movements in the price of the commodity. Our risk management policy requires that we monitor the effectiveness of the hedges to maintain a value at risk of such hedged inventory that does not exceed $2.5 million. In addition, our service contracts with refiners allow us to adjust our processing rates to maintain a balance between NaHS supply and demand.

•

Our businesses provide consistent consolidated financial performance. Our consistent and improving financial performance, combined with our conservative capital structure, has allowed us to increase our distribution for 28 consecutive quarters as of our most recent distribution declaration.

•

Our pipeline transportation and related assets are strategically located. Our crude oil pipelines are located in the Gulf Coast region and provide our customers access to multiple delivery points. In addition, a majority of our terminals are located in areas that can be accessed by truck, rail or barge.

•

We believe we are one of the largest marketers of NaHS in North and South America. We believe the scale of our well-established refinery services operations as well as our integrated suite of assets provides us with a unique cost advantage over some of our existing and potential competitors.

•

Our expertise and reputation for high performance standards and quality enable us to provide refiners with economic and proven services. Our extensive understanding of the sulfur removal process and refinery services market can provide us with an advantage when evaluating new opportunities and/or markets.

•

Our supply and logistics business is operationally flexible. Our portfolio of trucks, barges and terminals affords us flexibility within our existing regional footprint and provides us the capability to enter new markets and expand our customer relationships.

•

We are financially flexible and have significant liquidity. As of June 30, 2012, we had $316.1 million available under our $775 million credit agreement, including up to $77.6 million of which could be designated as a loan under the $125 million petroleum products inventory loan sublimit, and $86.1 million of which could be used for letters of credit. Our inventory borrowing base was $47.4 million at June 30, 2012. In July 2012, we amended and restated our credit agreement, increasing the committed amount from $775 million to $1 billion and the inventory loan sublimit from $125 million to $150 million.

•

We have an experienced, knowledgeable and motivated executive management team with a proven track record. Our executive management team has an average of more than 25 years of experience in the midstream sector. Its members have worked in leadership roles at a number of large, successful public companies, including other publicly traded partnerships. Through their equity interest in us, our executive management team is incentivized to create value by increasing cash flows.

Concurrent Private Placement Transaction

Concurrently with this offering, the selling unitholders are selling an aggregate of 2,165,002 common units and an aggregate of 34,998 Class B Units on a several and not joint basis to James E. Davison, Sr., James E. Davison, Jr., Steven K. Davison, Sharilyn S. Gasaway, Corbin J. Robertson III and Grant E. Sims in a private placement transaction at a price of $30.00 per common unit and Class B Unit. Messrs. Davison, Sr., Davison, Jr., Robertson III, Sims and Ms. Gasaway are directors, and Mr. Sims is the chief executive officer, of our general partner. The closing of this offering and the private placement transaction will each be contingent upon the other. Upon completion of this offering and the private placement transaction, the selling unitholders will have sold all of their common units (except for Donald L. Evans and Susan Marinis Evans and EIV Capital Fund LP) and Class B Units, and will continue to hold their respective Waiver Units—Class 3 and Waiver Units—Class 4. See “Selling Unitholders” on page S-10 of this prospectus supplement.

The holders of our Class B Units have the right to elect the members of the board of directors of our general partner, subject to the right of members of the Davison family and their affiliates to elect up to three directors pursuant to a unitholders rights agreement. Following the completion of this offering, the composition of the board of directors of our general partner may change.

Our Offices

Our principal executive offices are located at 919 Milam, Suite 2100, Houston, Texas 77002, and the phone number at this address is (713) 860-2500.

Ownership Structure

Below is a chart depicting our ownership structure after giving effect to this offering.

The Offering

Common Units Offered by the Selling Unitholders in this Offering	6,000,000 common units.

Common Units Outstanding Before and After this Offering	81,162,755 common units.

Use of Proceeds	We will not receive any proceeds from this offering.

Cash Distributions	Within approximately 45 days after the end of each quarter, we will distribute all available cash to common unitholders of record on the applicable record date; provided that common units (i) issued upon the conversion of Waiver Units, (ii) issued and outstanding during such quarter, (iii) entitled to a distribution with respect to such quarter and (iv) outstanding for less than the entire quarter, shall be entitled only to a pro rata distribution based on the number of days in such quarter during which such common units were outstanding. Subject to the rights of holders of Waiver Units, including the right to receive preferential distributions in an amount equal to $0.001786 per Waiver Unit (or a pro rata portion thereof based on the number of days in such quarter during which such Waiver Unit was outstanding), we distribute available cash each quarter pro rata to our common unitholders. However, there is no guarantee that we will pay a distribution on our units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or if an event of default then exists, under our credit agreement. Please read “Cash Distribution Policy” beginning on page 7 of the accompanying prospectus.

New York Stock Exchange Symbol	GEL

Material Tax Consequences	For a discussion of material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Income Tax Consequences” beginning on page 11 of the accompanying prospectus.

Risk Factors	You should read “Risk Factors” beginning on page S-7 of this prospectus supplement and beginning on page 2 of the accompanying prospectus and found in the documents incorporated herein by reference, as well as the other cautionary statements throughout this prospectus supplement, to ensure you understand the risks associated with an investment in our common units.

RISK FACTORS

An investment in our common units involves risk. We urge you to read and consider carefully the risk factor below and the risk factors included under the caption “Risk Factors” beginning on page 2 of the accompanying prospectus and those risk factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2011, which are incorporated by reference in this prospectus supplement, together with all of the other information included or incorporated by reference in this prospectus supplement, before deciding whether this investment is suitable for you. If any of these risks were to occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of the common units could decline, and you could lose all or part of your investment.

As a successor-in-interest to the Class B Units owned by Q GEI Holdings, LLC, Quintana Energy Partners II, L.P., QEP II Genesis TE Holdco, LP and EIV Capital Fund LP, the Davison family will exert significant influence over us and may have conflicts of interest with us and may be permitted to favor its interests to the detriment of our other unitholders.

After the completion of this offering and the concurrent private placement transaction, James E. Davison, Sr. and James E. Davison, Jr., each of whom is a director of our general partner, and certain of their family members and affiliates will own approximately 17.2% of our common units and 76.9% of our Class B Units. As successor-in-interest to the Class B Units owned by Q GEI Holdings, LLC, Quintana Energy Partners II, L.P., QEP II Genesis TE Holdco, LP and EIV Capital Fund LP, the Davison family will be able to exert significant influence over us, including the ability to elect at least a majority of the members of our board of directors and the ability to control most matters requiring board approval, such as business strategies, mergers, business combinations, acquisitions or dispositions of significant assets, issuances of additional partnership securities, incurrence of debt or other financing and the payment of distributions. In addition, the continued existence of a controlling group may have the effect of making it difficult for, or may discourage or delay, a third party from seeking to acquire us, which may adversely affect the market price of our common units. Further, conflicts of interest may arise between us and other entities for which members of the Davison family serve as officers or directors. In resolving any conflicts that may arise, such members of the Davison family may favor the interests of another entity over our interests.

The Davison family owns, controls and has interests in diverse companies, some of which may (or could in the future) compete directly or indirectly with us. As a result, the Davison family’s interests may not always be consistent with our interests or the interests of our other unitholders. The Davison family could also pursue acquisitions or business opportunities that may be complementary to our business. Our organizational documents allow the holders of our units (including affiliates, like the Davisons) to take advantage of such corporate opportunities without first presenting such opportunities to us. As a result, corporate opportunities that may benefit us may not be available to us in a timely manner, or at all. To the extent that conflicts of interest may arise among us and members of the Davison family, those conflicts may be resolved in a manner adverse to us or you. Other potential conflicts may involve, among others, the following situations:

•	our general partner is allowed to take into account the interest of parties other than us, such as one or more of its affiliates, in resolving conflicts of interest;

•

our general partner may limit its liability and reduce its fiduciary duties, while also restricting the remedies available to our unitholders for actions that, without such limitations, might constitute breaches of fiduciary duty;

•

our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional partnership securities, reimbursements and enforcement of obligations to the general partner and its affiliates, retention of counsel, accountants and service providers, and cash reserves, each of which can also affect the amount of cash that is distributed to our unitholders; and

•

our general partner determines which costs incurred by it and its affiliates are reimbursable by us and the reimbursement of these costs and of any services provided by our general partner could adversely affect our ability to pay cash distributions to our unitholders.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common units by the selling unitholders in this offering.

SELLING UNITHOLDERS

The following table sets forth information concerning the beneficial ownership of our common units by the selling unitholders. As of September 28, 2012, there were 81,202,752 common units outstanding, including 39,997 common units into which Class B Units are convertible. The percentages indicated below represent the selling unitholders’ beneficial ownership of our common units.

	Common units beneficially owned immediately before this offering		Common units to be offered in this offering	Common units to be sold in the private placement(2)	Common units beneficially owned immediately after this offering and the private placement
Selling Unitholder	Common units(1)	Percent			Common units(1)	Percent
Q GEI Holdings, LLC(3)	28,270	*	5,110	1,844	0	0%
Quintana Energy Partners II, L.P.(3)	1,358,620	1.7%	992,836	358,250	0	0%
QEP II Genesis TE Holdco, LP(3)	136,873	*	99,930	36,058	0	0%
Quintana Capital Group GP Ltd.(3)	1,618	*	1,189	429	0	0%
Quintana Capital Group II, L.P.(3)	3,338	*	2,453	885	0	0%
QCG Series A Holdings, LLC(3)(4)	4,229	*	3,108	1,121	0	0%
Donald L. Evans and Susan Marinis Evans Jtwros(3)	104,151	*	29,394	10,606	64,151	*
William K. Robertson(3)(5)	1,511,430	1.9%	982,757	354,612	0	0%
William Keen Robertson 2009 Family Trust(3)(5)	172,951	*	127,092	45,859	0	0%
William Keen Robertson 2007 Family Trust(3)(5)	1,110	*	816	294	0	0%
Corbin J. Robertson, Jr.(3)(4)	1,792,038	2.2%	1,307,457	471,774	0	0%
The Corbin J. Robertson, Jr. 1953 Trust(3)(4)	3,341	*	2,455	886	0	0%
H.R. Cullen Estate for Corbin J. Robertson, Jr.(3)(4)	9,466	*	6,956	2,510	0	0%
Christine Robertson Morenz(3)(6)	1,338,479	1.6%	894,287	322,689	0	0%
The Morenz 2006 Family Trust(3)(6)	121,503	*	89,286	32,217	0	0%
The Francis Christine Robertson Morenz 2009 Family Trust(3)	172,951	*	127,092	45,859	0	0%
Jimmy McDonald(3)	2,410	*	1,771	639	0	0%
Luke S. Putman(3)	2,583	*	1,898	685	0	0%
Luke S. Putman and Ashley H. Putman Jtwros(3)	343	*	252	91	0	0%
EIV Capital Fund LP(7)	1,732,585	2.1%	1,088,344	392,712	246,266	*
Baylor College of Medicine	320,499	*	235,517	84,982	0	0%

*	Less than one percent.
(1)	Includes common units into which Class B Units are convertible, but does not include any common units underlying the Waiver Units—Class 3 and Waiver Units—Class 4, which are not deemed to be beneficially owned by the selling unitholders as of the date of this prospectus. The Waiver Units—Class 1 and Waiver Units—Class 2 previously have converted into common units.
(2)	See “Summary—Concurrent Private Placement Transaction.”
(3)

Quintana Energy Partners II, L.P., a Cayman Islands limited partnership (“QEP II”), is the beneficial owner of 1,358,620 common units it holds directly, including 7,534 common units issuable upon conversion of an identical number of Class B Units that will be sold in the concurrent private placement transaction. QEP II Genesis TE Holdco, LP, a Delaware limited partnership (“Holdco”), is the beneficial owner of 136,873 common units it holds directly, including 885 common units issuable upon conversion of an identical number of Class B Units that will be sold in the concurrent private placement transaction. Quintana Capital

Group GP Ltd., a Cayman Islands company (“QCG GP”), is the beneficial owner of 1,618 common units it holds directly. Q GEI Holdings, LLC, a Delaware limited liability company (“Q GEI”), is the beneficial owner of 28,270 common units it holds directly, including 21,316 common units issuable upon conversion of an identical number of Class B Units that will be sold in the concurrent private placement transaction. Quintana Capital Group II, L.P., a Cayman Islands limited partnership (“QCG II”), is the beneficial owner of 3,338 common units it holds directly. Each of QEP II, Holdco, QCG GP, Q GEI and QCG II may be deemed to have sole voting and dispositive power over the units held directly by them. By the nature of their relationship or interests in QEP II, Holdco and QEP Management (as defined below), Management Co GP (as defined below), QCG II and QCG GP may be deemed to have shared voting and dispositive power over the units held directly by QEP II, Holdco and Q GEI. Donald L. Evans (one of our directors) is a member of the board of managers of QEP Management Co. GP, LLC, a Delaware limited liability company (“Management Co GP”), a member of the board of directors and senior partner of QCG GP, and partner of QCG II; The Don Evans Group, Ltd, is a member of Q GEI. Each of QEP II and Holdco has (i) QCG II as its general partner (with QCG GP as the general partner of QCG II), (ii) management services provided by QEP Management Co., L.P., a Delaware limited partnership (“QEP Management”) (with Management Co GP as the general partner of QEP Management) and (iii) membership interests in Q GEI. William K. Robertson (one of our directors) is a member of the board of managers of Management Co GP, a member of the board of directors and managing director of QCG GP, a member of Q GEI and a partner in QCG II; The William Keen Robertson 2009 Family Trust is a member of Q GEI. Corbin J. Robertson III (one of our directors) is the chief executive officer, president and a member of the board of managers of Q GEI, a manager of Management Co GP, a member of the board of directors and managing director of QCP GP, a member of Q GEI and a partner in QCG II; The Corbin J. Robertson III, 2009 Family Trust is a member of Q GEI. Robert C. Sturdivant (one of our directors) is a partner of QCG II and a member of Q GEI. Each such person disclaims beneficial ownership of all the units reported by such entities.
(4)	Due to his relationship in connection to and/or possible control over The Corbin J. Robertson, Jr. 1953 Trust and the H.R. Cullen Estate for Corbin J. Robertson, Jr., Corbin J. Robertson, Jr. may be deemed to own beneficially units held by The Corbin J. Robertson, Jr. 1953 Trust and the H.R. Cullen Estate for Corbin J. Robertson, Jr. Corbin J. Robertson, Jr. is a member of QCG Series A Holdings, LLC.
(5)	Due to his relationship in connection to and/or possible control over The William Keen Robertson 2009 Family Trust and the William Keen Robertson 2007 Family Trust, William K. Robertson (one of our directors) may be deemed to own beneficially units held by the William Keen Robertson 2009 Family Trust and the William Keen Robertson 2007 Family Trust.
(6)	Due to her relationship in connection with and/or possible control over the Morenz 2006 Family Trust, Christine Robertson Morenz may be deemed to own beneficially units held by the Morenz 2006 Family Trust.
(7)	EIV Capital Fund LP, a Delaware limited partnership, is the beneficial owner of 1,732,585 common units it holds directly, including 5,263 common units issuable upon conversion of an identical number of Class B Units that will be sold in the concurrent private placement transaction.

The selling unitholders may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the Securities Act. If any selling unitholder is deemed to be an underwriter, such selling unitholder may be subject to certain statutory liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, in making offers and sales pursuant to this prospectus supplement and the accompanying prospectus, such selling unitholder may be deemed to be making such offers and sales directly on behalf of us.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

Our common units trade on the NYSE under the symbol “GEL.” As of September 28, 2012, there were 81,162,755 common units outstanding, held by approximately 30,000 record holders and beneficial owners (held in street name).

We are required by our partnership agreement to distribute 100% of our available cash within 45 days after the end of each quarter to our common unitholders of record; provided that common units (i) issued upon the conversion of our Waiver Units, (ii) issued and outstanding during such quarter, (iii) entitled to a distribution with respect to such quarter and (iv) outstanding for less than the entire quarter, shall be entitled only to a pro rata distribution based on the number of days in such quarter during which such common units were outstanding. Subject to the rights of holders of Waiver Units, including the right to receive distributions in an amount equal to $0.001786 per Waiver Unit (or a pro rata portion thereof based on the number of days in such quarter during which such Waiver Unit was outstanding), we distribute available cash each quarter pro rata to our common unitholders. Available cash consists generally of all of our cash receipts less cash disbursements adjusted for net changes to reserves. Cash reserves are generally the amounts deemed necessary or appropriate, in the reasonable discretion of our general partner, to provide for the proper conduct of our business or to comply with applicable law, any of our debt instruments or other agreements. The full definition of available cash is set forth in our partnership agreement and amendments thereto. Please read “Where You Can Find More Information” in this prospectus supplement.

In addition, our partnership agreement authorizes us to issue additional equity interests in our partnership with such rights, powers and preferences (which may be senior to our common units) as our general partner may determine in its sole discretion, including with respect to the right to share in distributions and profits and losses of the partnership.

The following table sets forth the high and low sales prices for our common units in each quarter, as reported by the NYSE (or, on or prior to September 14, 2010, the NYSE Amex LLC), and the declared cash distributions for our common units in each quarter.

	Price range per common unit		Cash distributions per common unit(1)
	High	Low
Fiscal Year Ending December 31, 2012
Third Quarter	$34.12	$28.80	$0.4600
Second Quarter	31.40	26.70	0.4500
First Quarter	33.81	27.62	0.4400
Fiscal Year Ended December 31, 2011
Fourth Quarter	$28.33	$21.82	$0.4275
Third Quarter	28.12	20.85	0.4150
Second Quarter	29.08	25.35	0.4075
First Quarter	29.83	25.03	0.4000
Fiscal Year Ended December 31, 2010
Fourth Quarter	$27.24	$22.77	$0.3875
Third Quarter	23.52	18.43	0.3750
Second Quarter	20.64	15.47	0.3675
First Quarter	21.67	17.94	0.3600

(1)	Cash distributions are shown in the quarter paid.

The last reported sales price of our common units on the NYSE on September 28, 2012 was $33.63 per unit.

MATERIAL TAX CONSIDERATIONS

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common units, please read “Material Income Tax Consequences” beginning on page 11 of the accompanying prospectus. Please also read “Item 1A. Risk Factors—Tax Risks to Common Unitholders” in our Annual Report on Form 10-K for the year ended December 31, 2011 for a discussion of the tax risks related to purchasing and owning our common units. You are urged to consult with your own tax advisor about the federal, state, local, and foreign tax consequences peculiar to your circumstances.

Partnership Status

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. No ruling has been or will be sought from the Internal Revenue Service, or the IRS, and the IRS has made no determination as to our status as a partnership for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Akin Gump Strauss Hauer & Feld LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership for federal income tax purposes.

In rendering its opinion, Akin Gump Strauss Hauer & Feld LLP has relied on factual representations made by us and our general partner, including the following:

•	Neither we nor the operating company has elected or will elect to be treated as a corporation;

•

For each taxable year, more than 90% of our gross income has been and will be income from sources that Akin Gump Strauss Hauer & Feld LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

•

Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas or products thereof that are held or are to be held by us in activities that Akin Gump Strauss Hauer & Feld LLP has opined or will opine result in qualifying income.

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future. In order to be treated as a partnership for federal income tax purposes, at least 90% of our gross income must be from specific qualifying sources, such as the transportation, processing or marketing of natural gas and natural gas products or other passive types of income such as dividends. For a more complete description of this qualifying income requirement, please read “Material Income Tax Consequences—Partnership Status” beginning on page 11 of the accompanying prospectus.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions would generally be taxed again to unitholders as corporate distributions and no income, gains, losses, or deductions would flow through to unitholders. Because a tax would be imposed upon us as a corporation, our cash available for distribution to unitholders would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders likely causing a substantial reduction in the value of our common units.

Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Currently, one such legislative proposal would eliminate the qualifying income exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any of these changes or other proposals will ultimately be enacted. However, it is possible that a change in law could affect us and may, if enacted, be applied retroactively. Any such changes could negatively impact an investment in our common units. In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. For example, in 2008, we began paying Texas franchise tax at a maximum effective rate of 0.5% of our gross income apportioned to Texas in the prior year.

Constructive Termination

We will be considered to have been terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders may receive two Schedules K-1 if the relief discussed below is not available) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. However, pursuant to an IRS relief procedure for publicly traded partnerships that have technically terminated, the IRS may allow, among other things, that we provide a single Schedule K-1 for the tax year in which a termination occurs. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b)	whether the beneficial owner is:

(1)	a person that is not a United States person;

(2)	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(3)	a tax-exempt entity;

(c)	the amount and description of units held, acquired or transferred for the beneficial owner; and

(d)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Tax Exempt Organizations and Other Investors

Ownership of common units by tax-exempt entities, regulated investment companies, and non-U.S. investors raises issues unique to such persons. Please read “Material Income Tax Consequences—Tax-Exempt Organizations and Other Investors” beginning on page 23 of the accompanying prospectus.

UNDERWRITING

The selling unitholders are offering the common units described in this prospectus supplement and the accompanying prospectus through the underwriter, Barclays Capital Inc., which is acting as sole book-running manager of the offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, the underwriter has agreed to purchase, and the selling unitholders have agreed to sell to that underwriter, 6,000,000 common units.

The underwriting agreement provides that the obligations of the underwriter to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriter is obligated to purchase all of the common units if it purchases any of the common units.

Underwriting Discount and Expenses

The underwriter proposes to offer some of the common units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the common units to dealers at the public offering price less a concession not to exceed $             per common unit. After the offering, the underwriter may change the public offering price and the other selling terms. The offering of the common units by the underwriter is subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part.

The following table shows the underwriting discounts that we and the selling unitholders, collectively, are to pay to the underwriter in connection with this offering.

	No Exercise	Full Exercise
Per unit	$	$
Total	$	$

We estimate that our total expenses for this offering, other than underwriting discounts and commissions, will be approximately $500,000.

Lock-Up Agreements

We, our subsidiaries, our general partner, certain directors and officers of our general partner and certain of the selling unitholders have agreed that during the 45 days after the date of this prospectus supplement and subject to certain exceptions, we, such other entities or persons and the selling unitholders will not, without the prior written consent of Barclays Capital Inc., (i) issue, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, with respect to any of our common units or securities convertible into or exchangeable or exercisable for our common units or warrants or other rights to purchase our common units or any other securities of ours that are substantially similar to our common units, (ii) file or cause to become effective a registration statement under the Securities Act, relating to the offer and sale of any of our common units or securities convertible into or exchangeable or exercisable for our common units or warrants or other rights to purchase our common units or any other of our securities that are substantially similar to common units, (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common units or any securities convertible into or exchangeable or exercisable for our common units or warrants or other rights to purchase our common units or any such securities, whether any such transaction is to be settled by delivery of our common units or such other securities, in cash or otherwise or (iv) publicly announce an intention to effect any transaction specified in clause (i), (ii) or (iii). These restrictions do not apply to, among other things:

•	the sale of common units pursuant to the underwriting agreement;

•	the sale of common units and Class B Units in the concurrent private placement transaction;

•

issuances of common units by us upon the exercise of options or warrants or the conversion of Class B Units or Waiver Units disclosed as outstanding in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein;

•

the issuance of employee unit stock options, phantom units or dividend equivalent rights that are not exercisable or do not vest, as applicable, during the 45-day period pursuant to benefit plans described in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein;

•

the filing of a registration statement on Form S-8 to register common units under benefit plans disclosed in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein;

•

the filing of a universal shelf registration statement on Form S-3 to register common units or other partnership securities, provided that we shall not issue any common units thereunder until expiration of the 45-day period;

•

the issuance of common units in a private placement exempt from registration under the Act, provided that the purchaser of such common units enters into an agreement to be subject to the same restrictions for the remainder of the 45-day period;

•

transfers pursuant to any loan or similar agreement in effect on the date of this prospectus supplement or entered into in connection with the concurrent private placement transaction, as amended from time to time, or any successor to any such agreement; and

•

the pledge of common units or other partnership securities to secure loans to such persons or entities in connection with any financing transaction to which such persons or entities are parties, provided that such common units or other partnership securities may not be sold or disposed of in connection with the exercise by the lender of any remedies as a secured party until the expiration of the 45-day period.

NYSE Listing

Our common units are listed on the New York Stock Exchange under the symbol “GEL.”

Price Stabilization and Short Positions

In connection with the offering, the underwriter may purchase and sell common units in the open market. These transactions may include “naked” short sales and stabilizing transactions. Short sales involve sales of common units in excess of the number of common units to be purchased by the underwriter in the offering, which creates a short position. The underwriter must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of common units in the open market while the offering is in progress.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriter may conduct these transactions on the NYSE or in the over-the-counter market, or otherwise. If the underwriter commences any of these transactions, it may discontinue them at any time. Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units.

Relationships

The underwriter and its affiliates have provided, or may in the future provide, various investment banking, commercial banking, financial advisory, brokerage and other services to us and our affiliates for which services they have received, and may in the future receive, customary fees and expense reimbursement. The underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

In the ordinary course of its various business activities, the underwriter and its respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve our securities and/or instruments. The underwriter and its respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Electronic Distribution

This prospectus supplement and the accompanying prospectus in electronic format may be made available on the website maintained by the underwriter. The underwriter may agree to allocate a number of common units for sale to its online brokerage account holders. In addition, common units may be sold by the underwriter to securities dealers who resell common units to online brokerage account holders.

Other than this prospectus supplement and the accompanying prospectus in electronic format, information contained in any website maintained by the underwriter is not part of this prospectus supplement or the accompanying prospectus or registration statement of which the accompanying prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase common units. The underwriter is not responsible for information contained in websites that it does not maintain.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

Selling Restrictions

Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute the common units in Germany. Consequently, the common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. The common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1 in connection with Section 2 no. 6 of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation or an offer to buy our common units in any circumstances in which such offer or solicitation is unlawful.

Netherlands

The common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be distributed in connection with any such public offering.

Genesis Energy, L.P. has not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006, or the CISA. Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

United Kingdom

Genesis Energy, L.P. may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognised collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA.

This prospectus supplement and the accompanying prospectus are only being distributed in the United Kingdom to, and are only directed at:

(i) if Genesis Energy, L.P. is a CIS and is marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling with Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii) otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii) in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to Genesis Energy, L.P.

EEA

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in each relevant member state. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriter with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriter, is authorized to make any further offer of the securities on behalf of us or the underwriter.

LEGAL MATTERS

The validity of the common units offered hereby will be passed upon for us by Akin Gump Strauss Hauer & Feld, LLP, Houston, Texas. Certain legal matters with respect to the common units offered hereby will be passed upon for the underwriter by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The consolidated financial statements incorporated in this prospectus supplement by reference from Genesis Energy, L.P.’s Annual Report on Form 10-K and the effectiveness of Genesis Energy, L.P.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Cameron Highway Oil Pipeline Company as of December 31, 2010 and for the period from November 23, 2010 through December 31, 2010, incorporated in this prospectus supplement by reference from Genesis Energy, L.P.’s Annual Report on Form 10-K for the year ended December 31, 2011, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Poseidon Oil Pipeline Company, L.L.C. as of December 31, 2010 and 2011 and for each of the three years in the period ended December 31, 2011, incorporated in this prospectus supplement by reference from Genesis Energy, L.P.’s Current Report on Form 8-K/A dated March 20, 2012, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The audited historical financial statements of Marathon Offshore Pipeline, L.L.C. included in Exhibit 99.2 of Genesis Energy L.P.’s Current Report on Form 8-K/A dated March 20, 2012 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

The statements in this prospectus supplement or incorporated by reference into this prospectus supplement that are not historical information may be “forward-looking statements” as defined under federal law.

All statements, other than historical facts, included in this document that address activities, events or developments that we expect or anticipate will or may occur in the future, including things such as plans for growth of the business, future capital expenditures, competitive strengths, goals, references to future goals or intentions, and other such references are forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “could,” “plan,” “position,” “projection,” “strategy,” “should” or “will,” or the negative of those terms or other variations of them or by comparable terminology. In particular, statements, expressed or implied, concerning future actions, conditions or events or future operating results or the ability to generate sales, income or cash flow are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability or the ability of our affiliates to control or predict. Specific factors that could cause actual results to differ from those in the forward-looking statements include, among others:

•

demand for, the supply of, our assumptions about, changes in forecast data for, and price trends related to crude oil, liquid petroleum, NaHS and caustic soda and CO2, all of which may be affected by economic activity, capital expenditures by energy producers, weather, alternative energy sources, international events, conservation and technological advances;

•	throughput levels and rates;

•	changes in, or challenges to, our tariff rates;

•

our ability to successfully identify and close strategic acquisitions on acceptable terms, develop or construct energy infrastructure assets, make cost saving changes in operations and integrate acquired assets or businesses into our existing operations;

•	service interruptions in our pipeline transportation systems and processing operations;

•	shut-downs or cutbacks at refineries, petrochemical plants, utilities or other businesses for which we transport crude oil, petroleum products or CO2 or to whom we sell such products;

•	risks inherent in marine transportation and vessel operation, including accidents and discharge of pollutants;

•	changes in laws and regulations to which we are subject, including tax withholding issues, safety, environmental and employment laws and regulations;

•

the effects of production declines resulting from the suspension of drilling in the Gulf of Mexico and the effects of future laws and government regulation resulting from the Macondo accident and oil spill in the Gulf;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•

our inability to borrow or otherwise access funds needed for operations, expansions or capital expenditures as a result of our credit agreement and the indenture governing our notes, which contain various affirmative and negative covenants;

•	loss of key personnel;

•	an increase in the competition that our operations encounter;

•	cost and availability of insurance;

•	hazards and operating risks that may not be covered fully by insurance;

•	our financial and commodity hedging arrangements;

•	changes in global economic conditions, including capital and credit markets conditions, inflation and interest rates;

•	natural disasters, accidents or terrorism;

•	changes in the financial condition of customers;

•	adverse rulings, judgments, or settlements in litigation or other legal or tax matters;

•	the treatment of us as a corporation for federal income tax purposes or if we become subject to entity-level taxation for state tax purposes; and

•

the potential that our internal controls may not be adequate, weaknesses may be discovered or remediation of any identified weaknesses may not be successful and the impact these could have on our unit price.

You should not put undue reliance on any forward-looking statements. When considering forward-looking statements, please review the risk factors identified in this prospectus supplement and the accompanying prospectus under “Risk Factors,” as well as the section entitled “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2011 and the other documents incorporated by reference. These risks may also be specifically described in our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and 8-K/A and other documents we have filed with the SEC. Except as required by applicable securities laws, we do not intend to update these forward-looking statements and information.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC’s website at http://www.sec.gov.

The SEC allows us to incorporate by reference information that we file with it. This procedure means that we can disclose important information to you by referring you to documents filed with the SEC. The information that we incorporate by reference is an integral part of this prospectus supplement, and references to this “prospectus supplement” include the documents (or portions of documents) incorporated by reference into this prospectus supplement. Any future filings we make with the SEC prior to the completion of this offering under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, and which are deemed to be “filed,” are also incorporated by reference in this prospectus supplement. Any statement contained in the filings (or portions of filings) incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any filing by us with the SEC prior to the completion of this offering modifies, conflicts with or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. We incorporate by reference the documents listed below:

•	Annual Report on Form 10-K for the year ended December 31, 2011;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2012 and June 30, 2012; and

•	Current Reports on Form 8-K filed on January 9, 2012, January 27, 2012, February 2, 2012, March 28, 2012 and July 31, 2012 and Current Report on Form 8-K/A filed on March 20, 2012.

You may request a copy of these filings at no cost by making written or telephone requests for copies to:

Investor Relations

Genesis Energy, L.P.

919 Milam, Suite 2100

Houston, Texas 77002

(713) 860-2500

We also make available free of charge on our internet website at http://www genesisenergy.com our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not part of this prospectus supplement.

You should rely only on the information incorporated by reference or provided in this prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus supplement is accurate as of any date other than the date on the front of each document.

Prospectus

26,803,374 Common Units—Class A

39,997 Common Units—Class B

6,949,004 Waiver Units

This prospectus relates to 26,803,374 of our Common Units—Class A, including 39,997 and 6,949,004 common units issuable on a one-for one basis upon the conversion of our Common Units—Class B and Waiver Units, respectively, into Common Units—Class A. This prospectus also relates to 39,997 and 6,949,004 of our Common Units—Class B and Waiver Units, respectively. Unless the context otherwise requires, references to common units in this prospectus refer to “Common Units—Class A” under our partnership agreement. The units may be offered from time to time up to specified limits by one or more of the selling unitholders identified in this prospectus or in any supplement to this prospectus. See the sections of this prospectus entitled “Selling Unitholders” and “Plan of Distribution.”

The units are being registered to permit the selling unitholders to sell the common units from time to time in registered transactions. The selling unitholders may sell the units through ordinary brokerage transactions, directly to market makers or through any other means described in the section of this prospectus entitled “Plan of Distribution,” including through sales to underwriters or dealers (in which case this prospectus will be accompanied by a prospectus supplement listing any underwriters, the compensation to be received by the underwriters, and the total amount of money that the selling unitholders will receive in such sale after expenses of the offering are paid).

Each selling unitholder may elect to sell all, a portion or none of the units it offers hereby. Each selling unitholder will determine the prices and terms of the sales at the time of each offering made by it, and will be responsible for any fees, discounts or selling commissions due to brokers, dealers or agents. We will pay all of the other offering expenses. We will not receive any of the proceeds from any sale of the units sold pursuant to this prospectus.

You should carefully read this prospectus (including information incorporated herein by reference) and any supplement before you invest. You also should read the documents we have referred you to in the section of this prospectus entitled “Where You Can Find More Information” for information on us and our financial statements.

Our common units are listed on the New York Stock Exchange under the symbol “GEL.” We may provide information in a prospectus supplement for the expected trading market, if any, for our Common Units—Class B and Waiver Units.

Investing in our units involves risks. Limited partnerships are inherently different from corporations. You should carefully consider the Risk Factors beginning on page 2 of this prospectus and contained in any applicable prospectus supplement and in the documents incorporated by reference herein and therein before you make an investment in our units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 25, 2011.

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ABOUT THIS PROSPECTUS

This prospectus, including any information incorporated by reference herein, is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission, or the Commission, using a “shelf” registration or continuous offering process. Under this shelf registration process, the selling unitholders named in this prospectus or in any supplement to this prospectus may offer from time to time up to the number of units representing limited partner interests set forth on the cover of this prospectus. This prospectus includes (i) 26,803,374 common units, including 39,997 and 6,949,004 common units issuable on a one-for one basis upon the conversion of our Common Units—Class B and Waiver Units, respectively, into common units, (ii) 39,997 Common Units—Class B and (iii) 6,949,004 Waiver Units. This prospectus provides you with a general description of the units the selling unitholders may offer. A selling unitholder may sell none, some or all of its units offered by this prospectus. A selling unitholder may provide a prospectus supplement containing specific information about the terms of a particular offering. A prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of the date on the cover page. You should read carefully the section entitled “Information Regarding Forward-Looking Statements” summarized on page 34. If the description of the offering varies between the prospectus supplement and this prospectus, you should rely on the information in the prospectus supplement. Therefore, you should carefully read both this prospectus and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information” before you invest in our units. You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to provide you different information. We are not making an offer of these securities in any state where the offer is not permitted. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the Commission incorporated by reference in this prospectus and any prospectus supplement. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

Unless the context otherwise requires, references in this prospectus to “Genesis Energy, L.P.,” “Genesis,” “we,” “our,” “us” or like terms refer to Genesis Energy, L.P. and its operating subsidiaries; “CO2” means carbon dioxide; and “NaHS,” which is commonly pronounced as “nash,” means sodium hydrosulfide.

GENESIS ENERGY, L.P.

We are a growth-oriented master limited partnership focused on the midstream segment of the oil and gas industry in the Gulf Coast region of the United States, primarily Texas, Louisiana, Arkansas, Mississippi, Alabama, Florida and in the Gulf of Mexico. Formed in Delaware in 1996, our common units are traded on the New York Stock Exchange under the ticker symbol “GEL.” We have a diverse portfolio of customers, operations and assets, including pipelines, refinery-related plants, storage tanks and terminals, barges and trucks. We provide an integrated suite of services to oil and CO2 producers; refineries; industrial and commercial enterprises that use NaHS and caustic soda; and businesses that use CO2 and other industrial gases. Substantially all of our revenues are derived from providing services to integrated oil companies, large independent oil and gas or refinery companies, and large industrial and commercial enterprises.

Our executive offices are located at 919 Milam, Suite 2100, Houston, Texas 77002, and our telephone number is (713) 860-2500.

For additional information regarding our business properties and financial condition, please refer to the documents referenced in the section entitled “Where You Can Find More Information.”

RISK FACTORS

An investment in our units involves risks. You should consider carefully the risk factors and other information included in, or incorporated by reference into, this prospectus and any applicable prospectus supplement in evaluating an investment in our units. We hereby incorporate by reference into this prospectus the risk factors included in Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010 and all other risk factors contained in any other documents that are incorporated by reference into this prospectus or any prospectus supplement. This prospectus also contains forward-looking statements that involve risks and uncertainties. If any of these risks occur, our business, financial condition or results of operation could be adversely affected. Please read “Information Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors.

USE OF PROCEEDS

The units to be offered and sold using this prospectus will be offered and sold by the selling unitholders named in this prospectus or in any supplement to this prospectus. We will not receive any proceeds from the sale of such units.

DETERMINATION OF OFFERING PRICE

Any offering and sale under this prospectus may be made on one or more national securities exchanges or in the over-the-counter market, or otherwise at prices and on terms then prevailing or at prices related to the then-current market price, or in negotiated transactions.

DESCRIPTION OF OUR UNITS

General

Our units represent limited partner interests in Genesis Energy, L.P. that entitle the holders to participate in our cash distributions and to exercise the rights or privileges available to limited partners under our partnership agreement.

Common Units

Our outstanding common units are listed on the NYSE under the symbol “GEL.”

The transfer agent and registrar for our common units is American Stock Transfer & Trust Company.

Status as Limited Partner or Assignee. Except as described under “—Limited Liability,” the common units will be fully paid, and the unitholders will not be required to make additional capital contributions to us.

Transfer of Common Units. Each purchaser of common units offered by this prospectus must execute a transfer application. By executing and delivering a transfer application, the purchaser of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

•	represents that he has the capacity, power and authority to enter into the partnership agreement;

•	grants powers of attorney to officers of our general partner and any liquidator of our partnership as specified in the partnership agreement; and

•	makes the consents and waivers contained in the partnership agreement.

An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. Our general partner may withhold its consent in its sole discretion.

Transfer applications may be completed, executed and delivered by a purchaser’s broker, agent or nominee. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holders’ rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired, the purchaser has the right to request admission as a substituted limited partner in our partnership for the purchased common units. A purchaser of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common unit to a purchaser or transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the purchased common units.

Thus, a purchaser of common units who does not execute and deliver a transfer application:

•

will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

•	may not receive some federal income tax information or reports furnished to record holders of common units.

Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Limited Liability. Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under Delaware law, to the same extent as our general partner. This liability would extend to persons who transact business with us and who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we have found no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if after the distribution all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of our partnership, exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to our partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from our partnership agreement.

Meetings; Voting. Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed and which are entitled to vote thereat. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in our partnership, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates or a person or group who acquires the units with the prior approval of the board of directors, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, the person or group will lose voting rights on any matter relating to the succession, election, removal, withdrawal, replacement or substitution of our general partner and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes if the matter to be voted on relates to the succession, election, removal, withdrawal, replacement or substitution of our general partner. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Books and Reports. Our general partner is required to keep appropriate books of our business at our principal office. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 75 days after the close of each fiscal year (or such shorter period as the Commission may prescribe), an annual report containing audited financial statements and a report on those financial statements by our registered independent public accountants. Except for our fourth quarter, we will also furnish or make available unaudited financial information within 40 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•

information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

Summary of Partnership Agreement. For a summary of the important provisions of our partnership agreement, many of which apply to holders of common units, see “Description of Our Partnership Agreement” in this prospectus.

Class B Units

Our partnership agreement provides for common units designated “Common Units—Class B,” or Class B Units. The Class B Units are identical to the Class A Units and, accordingly, have voting and distribution rights equivalent to those of the Class A Units, except, in addition, Class B Units have the right to elect all of our board of directors (subject to the right of members of the Davison family, including James E. Davison, James E. Davison, Jr., Steven K. Davison and Todd A. Davison, and their affiliates to elect up to three directors under certain terms pursuant to a unitholders rights agreement). If members of the Davison family and their affiliates own (i) 15% or more of our common units, they have the right to appoint three directors, (ii) less than 15% but more than 10%, they have the right to appoint two directors, and (iii) less than 10%, they have the right to appoint one director. The Class B Units are convertible into Class A Units at the option of the holder or in the event that the holders of at least a majority of the common units (excluding such units held by affiliates of our general partner) replace the existing general partner with a successor general partner, and as a result remove Class B Units’ right to elect our board of directors and cause the Class B Units to convert into Class A Units.

Waiver Units

Our partnership agreement provides for units designated “Waiver Units.” The Waiver Units are non-voting securities entitled to a preferential quarterly distribution of $0.001786 per Waiver Unit and are comprised of four classes (designated Class 1, Class 2, Class 3 and Class 4) of 1,750,000 authorized units each. The Waiver Units have the right to convert into Class A Units at the rate of one Class A Unit for each Waiver Unit in four equal installments (based on class) in the calendar quarter during which each of the Class A Units receives a quarterly distribution of at least $0.43, $0.46, $0.49 and $0.52, as applicable, if our distribution coverage ratio (after giving effect to the then convertible Waiver Units) would be at least 1.1 times. In addition, the Waiver Units have the right to convert into Class A Units at the rate of one Class A Unit for each Waiver Unit upon a sale of us (including a sale of all or substantially all of our assets or a merger or other form of statutory reorganization), subject to approval of such transaction by our conflicts committee, or under certain circumstances, automatically upon the death, disability or termination without “cause” of the holder of such Waiver Units.

CASH DISTRIBUTION POLICY

Distributions of Available Cash

General. Within approximately 45 days after the end of each quarter, Genesis Energy, L.P. will distribute all available cash to unitholders of record on the applicable record date; provided that common units (i) issued upon the conversion of Waiver Units, (ii) issued and outstanding during such quarter, (iii) entitled to a distribution with respect to such quarter and (iv) outstanding for less than the entire quarter, shall be entitled only to a pro rata distribution based on the number of days in such quarter during which such common units were outstanding. Subject to the rights of holders of Waiver Units, including the right to receive distributions in an amount equal to $0.001786 per Waiver Unit (or a pro rata portion thereof based on the number of days in such quarter during which such Waiver Unit was outstanding), we distribute available cash each quarter pro rata to our common unitholders. However, there is no guarantee that we will pay a distribution on our units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or if an event of default then exists, under our credit facility.

Definition of Available Cash. Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves that our general partner determines in its reasonable discretion is necessary or appropriate to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments, or other agreements; or

•	provide funds for distributions to our unitholders for any one or more of the next four quarters;

•

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings. Working capital borrowings are generally borrowings that are made under our credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

Adjustment of Quarterly Distribution Amounts

If we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust the amount of our quarterly distribution.

For example, if a two-for-one split of the common units should occur, the quarterly distribution and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

DESCRIPTION OF OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. Our partnership agreement has been filed with the Commission, and is incorporated by reference in this prospectus. The following provisions of our partnership agreement are summarized elsewhere in this prospectus:

•	allocations of taxable income and other tax matters are described under “Material Income Tax Consequences”; and

•	rights of holders of units are described under “Description of Our Units.”

Purpose

Our purpose under our partnership agreement is to engage directly or indirectly in any business activity that is approved by our general partner and that may be lawfully conducted by a limited partnership under the Delaware Act. All of our operations are conducted through our subsidiaries and joint ventures.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Reimbursements of Our General Partner

Our general partner does not receive any compensation for its services as our general partner. It is, however, entitled to be reimbursed for all of its costs incurred in managing and operating our business. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partner securities and rights to buy partnership securities that are equal in rank with or junior to our common units on terms and conditions established by our general partner in its sole discretion without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional equity securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional equity securities that, in the sole discretion of our general partner, may have special voting rights to which common units are not entitled.

Amendments to Our Partnership Agreement

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. Any amendment that materially and adversely affects the rights or preferences of any type or class of limited partner interests in relation to other types or classes of limited partner interests or our general partner interest will require the approval of at least a majority of the type or class of limited partner interests or general partner interests so affected.

However, in some circumstances, more particularly described in our partnership agreement, our general partner may make amendments to our partnership agreement without the approval of our limited partners or assignees.

Withdrawal or Removal of Our General Partner

Our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement.

Upon the voluntary withdrawal of our general partner, the holders of a majority of our outstanding common units may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of our outstanding common units agree in writing to continue our business and to appoint a successor general partner.

Our general partner may be removed with or without cause. “Cause” means that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as our general partner. If cause exists, our general partner may not be removed unless that removal is approved by the vote of the holders of not less than two-thirds of our outstanding units, including units held by our general partner and its affiliates. The removal of our general partner for cause is also subject to the approval of a successor general partner by a vote of the holders of not less than two-thirds of our outstanding units, including units held by our general partner and its affiliates. If no cause exists, our general partner may not be removed unless that removal is approved by the vote of the holders of not less than a majority of our outstanding units, excluding units held by our general partner and its affiliates. Any removal of our general partner by the unitholders without cause is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units and the receipt of an opinion of counsel regarding limited liability and tax matters. Additionally, upon removal of our general partner without cause, our general partner will have the option to convert its interest in us (other than its common units) into common units or to require our replacement general partner to purchase such interest for cash at its then fair market value.

While our partnership agreement limits the ability of our general partner to withdraw, it allows our general partner interest to be transferred to an affiliate or to a third party in conjunction with a merger or sale of all or substantially all of the assets of our general partner. In addition, our partnership agreement does not prohibit the sale, in whole or in part, of the ownership of our general partner. Our general partner may also transfer, in whole or in part, the common units and any other partnership securities it owns.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all the powers of our general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets. The proceeds of the liquidation will be applied as follows:

•	first, towards the payment of all of our creditors; and

•	then, to our unitholders in accordance with the positive balance in their respective capital accounts.

The liquidator may defer liquidation of our assets for a reasonable period or distribute assets to our partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Change of Management Provisions

Our partnership agreement contains the following specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change management:

•

any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, cannot be voted on any matters pertaining to the succession, election, removal, withdrawal, replacement or substitution of our general partner; and

•

the partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Limited Call Right

If at any time our general partner, Genesis and their respective subsidiaries own more than 80% of the issued and outstanding limited partner interests of any class, our general partner will have the right to acquire all, but not less than all, of the outstanding limited partner interests of that class that are held by persons other than our general partner, Genesis and their respective subsidiaries. The record date for determining ownership of the limited partner interests would be selected by our general partner on at least ten but not more than 60 days notice. The purchase price in the event of a purchase under these provisions would be the greater of (1) the current market price (as defined in our partnership agreement) of the limited partner interests of the class as of the date three days prior to the date that notice is mailed to the limited partners as provided in the partnership agreement and (2) the highest cash price paid by our general partner, Genesis or any of their respective subsidiaries for any partnership securities of the class purchased within the 90 days preceding the date our general partner first mails notice of its election to purchase those partnership securities.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify persons who are or were our general partner, or its members or other affiliates and their officers and directors to the fullest extent permitted by law, from and against all losses, claims or damages any of them may suffer because they are or were our general partner, officer or director, as long as the person seeking indemnity acted in good faith and in a manner believed to be in or not opposed to our best interest. Any indemnification under these provisions will only be out of our assets. Our general partner and its affiliates shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate any indemnification. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement. In addition, we typically enter into indemnification agreements with each director of our general partner covering any costs, claims or expenses such director incurs in connection with serving in her/his capacity as a director or any other capacity at the request of our general partner or us.

MATERIAL INCOME TAX CONSEQUENCES

This section is a discussion of the material income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, expresses the opinion of Akin Gump Strauss Hauer & Feld LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of United States federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury Regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us,” “we,” “our,” or “ours” are references to Genesis Energy, L.P. and its subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Akin Gump Strauss Hauer & Feld LLP and are based on the accuracy of the representations made by us and our general partner. No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions and advice of Akin Gump Strauss Hauer & Feld LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting, and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne directly or indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Akin Gump Strauss Hauer & Feld LLP has not rendered an opinion with respect to the following specific federal income tax issues:

(1)	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please see “—Tax Consequences of Unit Ownership—Treatment of Short Sales”);

(2)	whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please see “—Disposition of Common Units—Allocations Between Transferors and Transferees”);

(3)	whether our method for depreciating Section 743 adjustments is sustainable (please see “—Tax Consequences of Unit Ownership—Section 754 Election”); and

(4)	the tax treatment of the Waiver Units (please see “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction—Waiver Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or to the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage, processing, and marketing of crude oil, natural gas and products thereof and fertilizer. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that at least 90% of our current gross income is qualifying income. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Akin Gump Strauss Hauer & Feld LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status as a partnership for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Akin Gump Strauss Hauer & Feld LLP. It is the opinion of Akin Gump Strauss Hauer & Feld LLP that, based upon the Internal Revenue Code, the Treasury Regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership for federal income tax purposes.

In rendering its opinion, Akin Gump Strauss Hauer & Feld LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which counsel has relied include:

(a)	Neither we nor the operating company has elected or will elect to be treated as a corporation;

(b)	For each taxable year, more than 90% of our gross income has been and will be income from sources that Akin Gump Strauss Hauer & Feld LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

(c)	Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas or products thereof that are held or are to be held by us in activities that Akin Gump Strauss Hauer & Feld LLP has opined or will opine result in qualifying income.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to our unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The remainder of the discussion below is based on Akin Gump Strauss Hauer & Feld LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Genesis will be treated as partners of Genesis for federal income tax purposes. Also:

(a)	assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

(b)	unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Genesis for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the opinion of Akin Gump Strauss Hauer & Feld LLP does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please see “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in Genesis.

The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Genesis for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income. Except for taxes paid by our corporate subsidiaries, we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of our common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please see “—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units. A unitholder’s initial tax basis for his common units will be the amount of cash he pays for our common units and his adjusted basis in any assets he exchanges for common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please see “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations), to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholders’ tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Payments. If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction—In General. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our unitholders in accordance with their percentage interests in us. If we have a net loss, that loss will be allocated to our unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts.

Specified items of our income, gain, loss and deduction will be allocated to account for (i) any difference between the tax basis and fair market value of our assets at the time of an offering and (ii) any difference between the tax basis and fair market value of any property contributed to us that exists at the time of such contribution, together, referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in an offering will be essentially the same as if the tax bases of our assets were equal to their fair market value at the time of such offering. In the event we issue additional common units or engage in certain other transactions in the future, we will make “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, to all holders of partnership interests immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner as is needed to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Akin Gump Strauss Hauer & Feld LLP is of the opinion that, with the exception of the issues described in “—Section 754 Election,” “—Disposition of Common Units—Allocations Between Transferors and Transferees,” and “—Allocation of Income, Gain, Loss and Deduction—Waiver Units,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Allocation of Income, Gain, Loss and Deduction—Waiver Units. Prior to the allocations of income, gain, loss or deductions to the other unitholders, net income or items of gross income or gain will first be allocated to holders of the Waiver Units to the extent of the distributions they receive. Otherwise, holders of Waiver Units will generally not be allocated any items of income, gain, loss or deduction. However, upon the lapse of a Waiver Unit, the holder of the lapsed Waiver Unit will be allocated items of deduction or loss equal to his capital account balance in the lapsed Waiver Units.

The tax consequences relating to conversion of the Waiver Units are unclear. There is no direct legal authority as to the proper federal income tax treatment of the conversion of the Waiver Units, and we do not intend to request a ruling from the IRS regarding the Waiver Units. Instead, we will follow proposed Treasury Regulations issued on January 22, 2003, relating to the tax treatment of noncompensatory options and convertible instruments issued by partnerships (the “Noncompensatory Option Regulations”). It is important to note that the Noncompensatory Option Regulations are proposed Treasury Regulations that are not finalized and are subject to change. In fact, the IRS could assert other characterizations of the conversion of the Waiver Units because proposed Treasury Regulations have no force and effect of law, as they are viewed merely as suggestions made for public comment. Consequently, no assurance can be provided that the conversion of the Waiver Units into common units will be tax free or that our methods to be adopted for allocating income and loss among our unitholders to take into account the outstanding Waiver Units will be given effect for federal income tax purposes. Thus, the discussion herein related to the treatment of the Waiver Units describes the anticipated tax consequences under the proposed Noncompensatory Option Regulations, but is not the opinion of Akin Gump Strauss Hauer & Feld LLP.

Conversion of the Waiver Units—Treatment of Converting Holders of Waiver Units. Upon the conversion of a Waiver Unit, the converting holder of Waiver Units will be treated as having contributed in exchange for a newly issued common unit an amount equal to its capital account (the “Waiver Unit Contributed Capital”). It is anticipated that the Waiver Unit Contributed Capital will be less than the capital accounts of all other common units adjusted to take into account the fair market value of our assets at the time of the conversion (“Fair Value Capital”). However, under our partnership agreement, we are required to maintain uniformity of the economic and tax characteristics of our common units to a purchaser of our common units. To address this potential for a discrepancy among the capital accounts of the common units issued upon conversion of Waiver Units and other common units currently outstanding, our partnership agreement adopts the methods and principles proposed in the Noncompensatory Option Regulations. In accordance with the Noncompensatory Option Regulations, our partnership agreement provides (i) a method of interim adjustments to the capital accounts upon certain unrelated events, such as the issuances of additional common units by us in exchange for each cash or property contributions, while the Waiver Units are outstanding, (ii) a method for adjustments to the capital accounts upon the conversion of a Waiver Unit, and (iii) the use of special allocations among the unitholders to address any discrepancy between the Waiver Unit Contributed Capital and the Fair Value Capital per common unit at the time the Waiver Units are converted. Pursuant to these methods and principles, a holder of a Waiver Unit who converts its Waiver unit will bear the burden of the difference between its Waiver Unit Contributed Capital and the Fair Value Capital per common unit over a number of years in a manner that is consistent with the treatment of the contribution of appreciated property to us. The net effect of these special allocations to any of our other unitholders will depend upon many factors, including the number of Waiver Units converted, the size of the discrepancy between the Waiver Unit Contributed Capital and the Fair Value Capital per common unit and the tax life of the assets held at the time the Waiver Units are converted.

Conversion of the Waiver Units—Treatment of Other Unitholders. The conversion of the Waiver Units will result in the issuance of additional common units. The issuance of additional common units will decrease a common unitholder’s percentage interest in us and, therefore, decrease a common unitholder’s share of our liabilities, which, in turn, will result in a corresponding deemed distribution of cash pursuant to Section 752 of the Internal Revenue Code. Such deemed cash distribution generally will not be taxable to the common unitholder for federal income tax purposes, except to the extent the amount of any such deemed cash distribution exceeds his tax basis in his common units immediately before the deemed cash distribution. Deemed cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of our common units, taxable in accordance with the rules described under “—Tax Consequences of Unit Ownership—Treatment of Distributions” above.

Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Akin Gump Strauss Hauer & Feld LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units because there is no direct or indirect authority on the issue related to partnership interests and without such authority a legal opinion cannot be issued; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates. Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

The recently enacted Patient Protection and Affordable Care Act will impose a 3.8% Medicare tax on certain investment income earned by individuals for taxable years beginning after December 31, 2012. For these purposes, investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. The tax will be imposed on the lesser of (i) the unitholder’s net income from all investments, and (ii) the amount by which the unitholder’s adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly) or $200,000 (if the unitholder is unmarried).

Section 754 Election. We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which we have generally adopted as to all of our properties), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property under Section 168 of the Internal Revenue Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the Section 704(c) built in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. If we elect a method other than the remedial method, the depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the inside basis in such properties. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please see “—Uniformity of Units.”

Although Akin Gump Strauss Hauer & Feld LLP is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a

Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please see “—Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please see “—Disposition of Common Units—Recognition of Gain or Loss.” The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please see “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our unitholders holding interests in us prior to any such offering. Please see “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction—In General.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. We may not be entitled to amortization deductions with respect to certain goodwill conveyed to us in future transactions or held at the time of any future offering. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please see “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction—In General” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at a maximum U.S. federal income tax rate of 15% through December 31, 2012 and 20% thereafter (absent new legislation extending or adjusting the current rate). However, a portion, which will likely be substantial, of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among our unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among our unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Accordingly, Akin Gump Strauss Hauer & Feld LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements. A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale. A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination. We will be considered to have been terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and common unitholders may receive two Schedules K-1) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please see “—Tax Consequences of Unit Ownership—Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non amortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the Treasury Regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please see “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable methods and lives as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on our unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on our unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please see “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raise issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a foreign person, you should consult your tax advisor before investing in our common units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Because a foreign unitholder is considered to be engaged in business in the United States by virtue of the ownership of units, under this ruling a foreign unitholder who sells or otherwise disposes of a unit generally will be subject to federal income tax on gain realized on the sale or other disposition of units. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will in all cases yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Akin Gump Strauss Hauer & Feld LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement gives our board of directors the authority to designate a Tax Matters Partner.

The Tax Matters Partner has made and will make elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all our unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on the tax report we provide to him. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b)	whether the beneficial owner is

(1)	a person that is not a United States person,

(2)	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

(3)	a tax-exempt entity;

(c)	the amount and description of units held, acquired or transferred for the beneficial owner; and

(d)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1)	for which there is, or was, “substantial authority,” or

(2)	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

Reportable Transactions. If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please see “—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any reportable transactions.

State, Local, Foreign and Other Tax Consequences

In addition to federal income taxes, you may be subject to other taxes, such as state, local, and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We own assets and do business in more than 25 states including Texas, Louisiana, Mississippi, Alabama, Florida, Arkansas and Oklahoma. Many of the states we currently do business in currently impose a personal income tax. We may also own property or do business in other states in the future. Although an analysis of those various taxes is not presented here, each prospective unitholder is urged to consider their potential impact on his investment in us. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you might be required to file income tax returns and to pay income taxes in other jurisdictions in which we do business or own property, now or in the future, and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please see “—Tax Consequences of Unit Ownership—Entity-Level Payments.”

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Akin Gump Strauss Hauer & Feld LLP has not rendered an opinion on the state, local, or foreign tax consequences of an investment in us.

INVESTMENT IN GENESIS BY EMPLOYEE BENEFIT PLANS

An investment in Genesis by an employee benefit plan is subject to certain additional considerations because persons with discretionary control of assets of such plans (a “fiduciary”) are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and transactions are subject to restrictions imposed by Section 4975 of the Code. As used in this prospectus, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, Simplified Employee Pension Plans, and tax deferred annuities or Individual Retirement Accounts (“IRAs”) established or maintained by an employer or employee organization. Among other things, consideration should be given to (1) whether such investment is prudent under Section 404(a)(1)(B) of ERISA, (2) whether in making such investment such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA, and (3) whether such investment will result in recognition of unrelated business taxable income by such plan. Please read “Material Income Tax Consequences—Tax-Exempt Organizations and Other Investors.” Fiduciaries should determine whether an investment in Genesis is authorized by the appropriate governing instrument and is an appropriate investment for such plan.

In addition, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in Genesis, be deemed to own an undivided interest in the assets of Genesis, with the result that our general partner would also be a fiduciary of such plan and Genesis would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

Section 406 of ERISA and Section 4975 of the Code (which also applies to IRAs that are not considered part of an employee benefit plan; i.e., IRAs established or maintained by individuals rather than an employer or employee organization) prohibit an employee benefit plan from engaging in certain transactions involving “plan assets” with parties who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan. Under Department of Labor regulations the assets of an entity in which employee benefit plans acquire equity interests would not be deemed “plan assets” if, among other things, (1) the equity interests acquired by employee benefit plans are publicly offered securities - i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered pursuant to certain provisions of the federal securities law, (2) the entity is an “operating company” - i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital, or (3) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by employee benefit plans subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code. Genesis’ assets are not expected to be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (1) above, and may also satisfy the requirements in (2) and (3).

Each person investing in Genesis will be deemed to represent that its acquisition, holding and disposition of such investment will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

SELLING UNITHOLDERS

On December 28, 2010, we permanently eliminated our incentive distribution rights and converted our two percent general partner interest into a non-economic interest. The selling unitholders listed below, as the former stakeholders of our general partner, received approximately 27,000,000 units in us, consisting of approximately: (i) 19,960,000 common units, (ii) 40,000 Class B Units and (iii) 7,000,000 Waiver Units. Under the registration rights agreement among us and the selling unitholders, the selling unitholders are not permitted to offer or sell any of such common units (including common units issued upon the conversion of our Class B Units and Waiver Units) prior to June 30, 2011 and no more than 50% of such common units prior to December 30, 2011. See “Description of Our Units” for a description of our common units, Class B Units and Waiver Units.

The table below sets forth information about the maximum number of units that may be offered from time to time by each selling unitholder under this prospectus. We prepared the table based solely on our review of the Schedule 13D filed by Quintana with the Commission on January 7, 2011, Schedule 13D/A (Amendment No. 5) filed by James E. Davison, Jr. with the Commission on January 6, 2011 or information otherwise provided by the selling unitholders on or prior to April 4, 2011. We have not sought to verify such information. Additionally, some or all of the selling unitholders may have sold or transferred some or all of their units in exempt or non-exempt transactions since such date. Other information about the selling unitholders may also change over time. The selling unitholders include the entities identified in the following schedule and their pledgees, donees (including charitable organizations), distributees, transferees, affiliates, or other successors-in-interest.

Each selling unitholder will determine the prices and terms of the sales at the time of each offering made by it, and will be responsible for any fees, discounts or selling commissions due to brokers, dealers or agents. We will pay all of the other offering expenses, including reasonable fees and expenses of one legal counsel for the selling unitholders incurred in connection with each registration hereunder. We will not receive any of the proceeds from any sale of the units sold pursuant to this prospectus.

The selling unitholders identified below may currently hold or acquire at any time units in addition to those registered hereby. In addition, the selling unitholders identified below may sell, transfer or otherwise dispose of some or all of their units in other registered transactions or in private placement transactions exempt from or not subject to the registration requirements of the Securities Act of 1933, as amended, or the Securities Act. Accordingly, we cannot give an estimate as to the amount or percentage of units that will be held by the selling unitholders upon termination of this offering. Except as noted herein, to our knowledge, none of the selling unitholders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than their ownership of the units described below.

	Common Units				Class B Units				Waiver Units
Selling Unitholder	Number Beneficially Owned(1)	Number that May Be Sold(2)	Number and % Beneficially Owned After Offering		Number Beneficially Owned	Number that May Be Sold	Number and % Beneficially Owned After Offering		Number Beneficially Owned	Number that May Be Sold	Number and % Beneficially Owned After Offering
			Number	%			Number	%			Number	%
Q GEI Holdings, LLC(3)	7,083,865	9,563,217	—	*	21,316	21,316	—	*	2,479,352	2,479,352	—	*
Quintana Energy Partners II, L.P.(3)	2,503,680	3,379,968	—	*	7,534	7,534	—	*	876,288	876,288	—	*
QEP II Genesis TE Holdco, LP(3)	294,359	397,383	—	*	885	885	—	*	103,024	103,024	—	*
EIV Capital Fund LP	1,749,009	2,361,161	—	*	5,263	5,263	—	*	612,152	612,152	—	*
James E. Davison, Director(4)	2,877,610	1,416,698	1,460,912	2.0	—	—	—	*	367,292	367,292	—	*

	Common Units				Class B Units				Waiver Units
Selling Unitholder	Number Beneficially Owned(1)	Number that May Be Sold(2)	Number and % Beneficially Owned After Offering		Number Beneficially Owned	Number that May Be Sold	Number and % Beneficially Owned After Offering		Number Beneficially Owned	Number that May Be Sold	Number and % Beneficially Owned After Offering
			Number	%			Number	%			Number	%
James Ellis Davison, Jr. Grantor Retained Annuity Trust(5)	1,049,406	1,416,698	—	*	—	—	—	*	397,292	397,292	—	*
Steven K. Davison(6)	2,871,807	1,064,178	1,822,402	2.5	—	—	—	*	367,288	275,896	—	*
Steven Davison Family Trust(6)	261,123	352,515	—	*	—	—	—	*	91,392	91,392	—	*
Todd A. Davison(7)	2,872,505	711,662	1,823,101	3.0	—	—	—	*	367,288	184,504	—	*
Todd Davison Children’s Trust c/o Argent Trust(7)	261,123	352,515	—	*	—	—	—	*	91,392	91,392	—	*
Todd Davison Legacy Trust-2010 c/o Argent Trust(7)	261,123	352,515	—	*	—	—	—	*	91,392	91,392	—	*
Sharilyn S. Gasaway, Director	174,900	236,112	—	*	526	526	—	*	61,212	61,212	—	*
Grant E. Sims, Chief Executive Officer(8)	2,274,111	3,061,947	6,000	*	3,421	3,421	—	*	793,836	793,836	—	*
Robert V. Deere, Chief Financial Officer	556,287	750,987	—	*	1,052	1,052	—	*	194,700	194,700	—	*
Steven R. Nathanson, President and Chief Operating Officer	746,419	832,288	129,907	*	—	—	—	*	215,776	215,776	—	*
Stephen M. Smith, Vice President	308,256	416,144	—	*	—	—	—	*	107,888	107,888	—	*
Karen N. Pape, Senior Vice President and Controller	116,515	137,386	14,745	*	—	—	—	*	35,616	35,616	—	*

*	Less than one percent.
(1)	Includes common units into which the Class B Units are convertible, but does not include any common units underlying the Waiver Units, which are not deemed to be beneficially owned by the selling unitholders as of the date of this prospectus.
(2)	Includes common units into which the Class B Units are convertible, in addition to common units into which Waiver Units are convertible under certain circumstances and not deemed beneficially owned by the selling unitholders as of the date of this prospectus. To the extent the Class B Units and Waiver Units convert into common units, there will be less Class B Units and Waiver Units sold under this prospectus.
(3)

Q GEI Holdings, LLC, a Delaware limited liability company (“Q GEI”), is the beneficial owner of 7,083,865 common units it holds directly. Quintana Energy Partners II, L.P., a Cayman Islands limited partnership (“QEP II”), is the beneficial owner of 2,503,680 common units it holds directly. QEP II Genesis TE Holdco, LP, a Delaware limited partnership (“QEP Genesis” and, together with Q GEI and QEP II, the “Quintana Holders”), is the beneficial owner of 294,359 common units it holds directly. Each of QEP II and QEP Genesis is a member of Q GEI. Each of Q GEI, QEP II and QEP Genesis may be deemed to have sole voting and dispositive power over the common units held directly by them. By the nature of their relationship with or interests in QEP II and QEP Genesis, QEP Management Co., L.P., a Delaware limited partnership (“Management Co”), which provides management services to QEP II and QEP Genesis, QEP Management Co. GP, LLC, a Delaware limited liability company (“Management Co GP”), the general partner of Management Co (together with Management Co, the “Management Entities”), Quintana Capital Group II, L.P., a Cayman Islands limited partnership and general partner of QEP II and GEP Genesis (“QCG II”), and Quintana Capital Group GP, Ltd., a Cayman Islands company (“QCG GP”), the general partner of QCG II (together with the Management Entities and QCG II, the “Managing Entities”) may be deemed to be the beneficial owners of 2,798,039 common units. The Managing Entities may be deemed to have shared voting and dispositive power over the common units beneficially held directly by QEP II and QEP Genesis. Jimmy A. McDonald and Corbin J. Robertson III (one of our directors) are the managers of Q GEI; Dwayne R. Morley was a manager of Q GEI prior to March 25, 2011 and is currently an employee of Genesis; Donald L. Evans (one of our directors), Warren S. Hawkins, Brock E. Morris, Corbin J. Robertson, Jr., Corbin J. Robertson III, and William K. Robertson (one of our directors) are the managers of Management Co GP; and Paul J. Cornell, Donald L. Evans, Warren S. Hawkins, Brock E. Morris, Corbin J. Robertson, Jr., Corbin J. Robertson III, Loren J. Soetenga, and William K. Robertson are managing directors of QCG GP.
(4)	James E. Davison is the sole stockholder of Davison Terminal Service, Inc., which directly owns 1,010,835 units.
(5)	James E. Davison, Jr., Director, is the trustee of the James Ellis Davison, Jr. Grantor Retained Annuity Trust.
(6)	Argent Trust is the trustee of the Steven Davison Family Trust. Due to his relationship and/or possible control over such trust, Steven K. Davison may be deemed to own beneficially units held by the Steven Davison Family Trust.
(7)	Argent Trust is the trustee of the Todd Davison Children’s Trust and the Todd Davison Legacy Trust-2010. Due to his relationship and/or possible control over such trusts, Todd A. Davison may be deemed to own beneficially units held by the Todd Davison Children’s Trust and the Todd Davison Legacy Trust-2010.
(8)	1,000 of the common units are held by Mr. Sims’ father. Mr. Sims disclaims beneficial ownership of such units.

PLAN OF DISTRIBUTION

The selling unitholders may offer and sell the units offered by this prospectus or a prospectus supplement, as applicable, from time to time in one or more of the following transactions:

•	through the NYSE or any other securities exchange that quotes our common units (including through underwritten offerings);

•	in the over-the-counter market;

•	in transactions other than on such exchanges or in the over-the-counter market (including negotiated transactions and other private transactions);

•	by pledge to secure debts and other obligations or on foreclosure of a pledge; or

•	in a combination of any of the above transactions.

The selling unitholders may enter into from time to time one or more of the following transactions, in which a selling unitholder may:

•

enter into transactions with a broker-dealer or any other person in connection with which such broker-dealer or other person will engage in short sales of the units under this prospectus, in which case such broker-dealer or other person may use units received from the selling unitholder to close out its short positions;

•

enter into option or other types of transactions that require the selling unitholder to deliver units to a broker-dealer or any other person, who will then resell or transfer the units under this prospectus; or

•	loan or pledge the units to a broker-dealer or any other person, who may sell the loaned units or, in an event of default in the case of a pledge, sell the pledged units under this prospectus.

The selling unitholders may use broker-dealers or other persons to sell their units in transactions that may include one or more of the following:

•	a block trade in which a broker-dealer or other person may resell a portion of the block, as principal or agent, in order to facilitate the transaction;

•	purchases by a broker-dealer or other person, as principal, and resale by the broker-dealer or other person for its account; or

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

From time to time, a selling unitholder may pledge or grant a security interest in some or all of the units owned by it. If the selling unitholder defaults in performance of its secured obligations, the pledged or secured parties may offer and sell the units from time to time by this prospectus. The selling unitholder also may transfer units in other circumstances. The number of units beneficially owned by the selling unitholder will decrease as and when it transfers its units or defaults in performing obligations secured by its units. The plan of distribution for the units offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, distributees, pledgees, affiliates, other secured parties or other successors in interest will be selling unitholders for purposes of this prospectus.

Broker-dealers or other persons may receive discounts or commissions from the selling unitholders, or they may receive commissions from purchasers of units for whom they acted as agents, or both. Any of such discounts or commissions might be in excess of those customary in the types of transactions involved. Broker-dealers or other persons engaged by the selling unitholders may allow other broker-dealers or other persons to participate in resales. The selling unitholders may agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the units, including liabilities arising under the Securities Act. If a broker-dealer purchases units as a principal, it may resell the units for its own account under this prospectus. A distribution of the units by the selling unitholders may also be effected through the issuance by the selling unitholders or others of derivative securities, including warrants, exchangeable securities, forward delivery contracts and the writing of options.

If the selling unitholders sell units in an underwritten offering, the underwriters may acquire the units for their own account and resell the units from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The selling unitholders may also authorize underwriters acting as their agents to offer and sell the units on a continuous at-the-market basis. In any such event described above in this paragraph, we will set forth in a supplement to this prospectus the names of the underwriters and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers. The underwriters from time to time may change any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers. Unless otherwise set forth in a supplement, the obligations of the underwriters to purchase the units will be subject to certain conditions, and the underwriters will be obligated to purchase all of the units specified in the supplement if they purchase any of the units.

The selling unitholders may enter into derivative transactions with third parties, or sell securities covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling unitholders or borrowed from the selling unitholders or others to settle those sales or to close out any related open borrowings of securities, and may use securities received from the selling unitholders in settlement of those derivatives to close out any related open borrowings of securities. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or in a post-effective amendment to the registration statement).

The selling unitholders have advised us that they (or their underwriters, if applicable) may sell their units at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices and that the transactions listed above may include cross or block transactions.

The aggregate proceeds to the selling unitholders from the sale of the units will be the purchase price of the shares less the aggregate agents’ discounts or commissions, if any, and other expenses of the distribution not borne by us. The selling unitholders and any agent, broker or dealer that participates in sales of units offered by this prospectus may be deemed “underwriters” under the Securities Act and any profits, commissions or other consideration received by any agent, broker or dealer may be considered underwriting discounts or commissions under the Securities Act. The selling unitholders have advised us that they may agree to indemnify any agent, broker or dealer that participates in sales of units against liabilities arising under the Securities Act from sales of units.

Instead of selling units under this prospectus, the selling unitholders may sell units in compliance with the provisions of Rule 144 or any other applicable exemption from registration under the Securities Act, if available.

If a prospectus supplement so indicates, the underwriters engaged in an offering of these securities may engage in transactions that stabilize, maintain or otherwise affect the market price of these securities at levels above those that might otherwise prevail in the open market. Specifically, the underwriters may over-allot in connection with the offering creating a short position in these securities for their own account. For the purposes of covering a syndicate short position or pegging, fixing or maintaining the price of these securities, the underwriters may place bids for these securities or effect purchases of these securities in the open market. A syndicate short position may also be covered by exercise of an over-allotment option, if one is granted to the underwriters. Finally, the underwriters may impose a penalty bid on certain underwriters and dealers. This means that the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. The underwriters will not be required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

If a prospectus supplement so indicates, a selling unitholder may authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase these securities to which such prospectus supplement relates, providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the minimum amount that may be purchased by any such institutional investor or on the number of these securities that may be sold pursuant to such arrangements. Institutional investors include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as we may approve. Agents, dealers or underwriters will not have any responsibility in respect of the validity of such arrangements or our performance or such institutional investors thereunder.

Any of the selling unitholders’ underwriters or agents or any of either of their affiliates may be customers of, engage in transactions with and perform services for us, and/or one or more of the selling unitholders or their affiliates in the ordinary course of business.

We have informed the selling unitholders that during such time as they may be engaged in a distribution of the units they are required to comply with Regulation M under the Securities Exchange Act of 1934. With exceptions, Regulation M prohibits the selling unitholders, any affiliated purchasers and other persons who participate in such a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.

We have informed the selling unitholders that they are legally required to deliver copies of this prospectus in connection with any sale of units made under this prospectus in accordance with applicable prospectus delivery requirements.

The units originally issued by us to the selling unitholders bear legends as to their restricted transferability. Upon the effectiveness of the registration statement of which this prospectus is part, and the transfer by the selling unitholder of any of the units pursuant to this prospectus, to the extent new certificates representing those units are issued, such new certificates will be issued free of any such legends unless otherwise required by law.

Additional information related to the selling unitholders and the plan of distribution may be provided in one or more prospectus supplements.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports and other information with the Commission. You may read and copy documents we file at the Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for information on the public reference room. You can also find our filings at the Commission’s website at http://www.sec.gov and on our website at http://www.genesisenergy.com. We make our website content available for information purposes only. Information contained on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

The Commission allows us to “incorporate by reference” the information we have filed with the Commission, which means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus and later information that we file with the Commission will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering under this shelf registration, you should always check for reports we may have filed with the Commission after the date of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (excluding information deemed to be furnished and not filed with the Commission), including after the date of this prospectus or after the date of the initial registration statement of which this prospectus forms a part and prior to effectiveness of such registration statement and prior to the termination of the offering:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2010;

•	Current Reports on Form 8-K filed on January 3, 2011 and January 18, 2011 and Current Report on Form 8-K/A filed on February 7, 2011; and

•	the description of our common units in our registration statement on Form 8-A (File No. 001-12295) filed on January 30, 2001.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference in this prospectus, other than exhibits to any such document not specifically described above. Requests for such documents should be directed to:

Investor Relations

Genesis Energy, L.P.

919 Milam, Suite 2100

Houston, Texas 77002

(713) 860-2500 or (800) 284-3365

We intend to furnish or make available to our unitholders within 75 days (or such shorter period as the Commission may prescribe) following the close of our fiscal year end annual reports containing audited financial statements prepared in accordance with generally accepted accounting principles and furnish or make available within 40 days (or such shorter period as the Commission may prescribe) following the close of each fiscal quarter quarterly reports containing unaudited interim financial information, including the information required by Form 10-Q for the first three fiscal quarters of each of our fiscal years. Our annual report will include a description of any transactions with our general partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to our general partner or its affiliates for the fiscal year completed, including the amount paid or accrued to each recipient and the services performed.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

The statements in this prospectus and the documents incorporated in this prospectus by reference that are not historical information may be “forward-looking statements” as defined under federal law. All statements, other than historical facts, included in this prospectus and the documents incorporated in this prospectus by reference that address activities, events or developments that we expect or anticipate will or may occur in the future, including things such as plans for growth of the business, future capital expenditures, competitive strengths, goals, references to future goals or intentions and other such references are forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “could,” “plan,” “position,” “projection,” “strategy,” “should” or “will,” or the negative of those terms or other variations of them or by comparable terminology. In particular, statements, expressed or implied, concerning future actions, conditions or events or future operating results or the ability to generate sales, income or cash flow are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability or the ability of our affiliates to control or predict. Specific factors that could cause actual results to differ from those in the forward-looking statements include, among others

•

demand for, the supply of, our assumptions about, changes in forecast data for, and price trends related to crude oil, liquid petroleum, natural gas and natural gas liquids or “NGLs,” NaHS and caustic soda and CO2, all of which may be affected by economic activity, capital expenditures by energy producers, weather, alternative energy sources, international events, conservation and technological advances;

•	throughput levels and rates;

•	changes in, or challenges to, our tariff rates;

•

our ability to successfully identify and consummate strategic acquisitions on acceptable terms, develop or construct energy infrastructure assets, make cost saving changes in operations and integrate acquired assets or businesses into our existing operations;

•	service interruptions in our liquids transportation systems, natural gas transportation systems or natural gas gathering and processing operations;

•	shut downs or cutbacks at refineries, petrochemical plants, utilities or other businesses for which we transport crude oil, natural gas or other products or to whom we sell such products;

•	risks inherent in marine transportation and vessel operation, including accidents and discharge of pollutants;

•	changes in laws and regulations to which we are subject, including tax withholding issues, safety, environmental and employment laws and regulations;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•

our inability to borrow or otherwise access funds needed for operations, expansions or capital expenditures as a result of our credit agreement and the indenture governing our notes, which contain various affirmative and negative covenants;

•	loss of key personnel;

•	an increase in the competition that our operations encounter;

•	cost and availability of insurance;

•	hazards and operating risks that may not be covered fully by insurance;

•	our financial and commodity hedging arrangements;

•	capital and credit markets conditions, inflation and interest rates;

•	natural disasters, accidents or terrorism;

•	changes in the financial condition of customers;

•	the treatment of us as a corporation for federal income tax purposes or if we become subject to entity-level taxation for state tax purposes; and

•

the potential that our internal controls may not be adequate, weaknesses may be discovered or remediation of any identified weaknesses may not be successful and the impact these could have on our unit price.

You should not put undue reliance on any forward-looking statements. When considering forward-looking statements, please review the risk factors described under “Risk Factors” beginning on page 2 of this prospectus. Except as required by applicable securities laws, we do not intend to update these forward-looking statements and information.

LEGAL MATTERS

Akin Gump Strauss Hauer & Feld LLP, as our counsel, will issue an opinion for us about the legality of the securities and the material federal income tax considerations regarding the common units. Any underwriter will be advised about other issues relating to any offering by its own legal counsel.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from Genesis Energy, L.P.’s Annual Report on Form 10-K and the effectiveness of Genesis Energy, L.P.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Cameron Highway Oil Pipeline Company (i) as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009, incorporated in this prospectus by reference from Genesis Energy, L.P.’s Current Report on Form 8-K/A dated February 7, 2011 and (ii) as of December 31, 2010 and for the period from November 23, 2010 through December 31, 2010, incorporated in this prospectus by reference from Genesis Energy, L.P.’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated in this prospectus by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Genesis Energy, L.P.

6,000,000 Common Units

Representing Limited Partner Interests

Prospectus Supplement

October , 2012

Sole Book-Running Manager

Barclays